Filed Pursuant to Rule 424(B)(3)

Registration Statement No. 333-248954

Utz Brands, Inc.

SUPPLEMENT NO. 9 TO

PROSPECTUS DATED OCTOBER 12, 2020

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 23, 2021

This prospectus supplement (this “Supplement No. 9”) is part of the prospectus of Utz Brands, Inc. (the “Company”), dated October 12, 2020 (the “Prospectus”). This Supplement No. 9 supplements, modifies or supersedes certain information contained in the Prospectus, with the information contained in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 23, 2021 (the “Current Report”). Accordingly, the Company has attached the Current Report to this prospectus supplement. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 9. Except to the extent that the information in this Supplement No. 9 modifies or supersedes the information contained in the Prospectus, this Supplement No. 9 should be read, and will be delivered, with the Prospectus. This Supplement No. 9 is not complete without, and may not be utilized except in connection with, the Prospectus.

The Company’s Class A Common Stock are traded on the New York Stock Exchange under the symbols “UTZ”. On February 22, 2021, the closing price of the Company’s Class A Common Stock was $26.20.

Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 29 of the Prospectus and any applicable prospectus supplement to read about factors you should consider before buying the Company’s Class A Common Stock.

The Company is an “emerging growth company” as defined under the federal securities laws and, as such, the Company intends to comply with reduced disclosure and regulatory requirements.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this Supplement No. 9 or the Prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 14, 2020

Utz Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38686	85-2751850
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 High Street

Hanover, PA 17331

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (717) 637-6644

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	UTZ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Introductory Note

On December 14, 2020, Utz Brands, Inc., a Delaware corporation (the “Company” or “Utz”) filed a Current Report on Form 8-K (the “Form 8-K”) in connection with the closing, on December 14, 2020 (the “Closing Date”), of the previously announced transaction pursuant to which Utz caused its subsidiaries to complete the acquisition (the “Acquisition”) contemplated by that certain Stock Purchase Agreement, dated November 11, 2020 by and among Utz Quality Foods, LLC, a Delaware limited liability company (“UQF”), Heron Holding Corporation, a Delaware corporation (“Heron”), Truco Holdco Inc. (“Holdco”), and Truco Holdings LLC (“Seller”). Pursuant to the Stock Purchase Agreement, on the Closing Date, Heron purchased from Seller all of the issued and outstanding shares of common stock of Holdco. In addition, UQF purchased from OTB Acquisition, LLC (“IP Seller”) certain IP assets under an Asset Purchase Agreement, dated November 11, 2020, among UQF, Seller and IP Seller (together with the Acquisition, the “Transactions”). At the closing of the Transactions, UQF and Heron paid the aggregate cash purchase price of approximately $404.0 million to the Truco Seller, including payments of approximately $3.0 million for cash on hand at Truco at the closing of the Transactions, less estimated working capital adjustments, subject to customary post-closing adjustments, and approximately $79.0 million to the IP Seller.

This Current Report on Form 8-K/A is being filed to amend the Form 8-K to provide the financial statements and pro forma financial information described below, in accordance with the requirements of Item 9.01 of Form 8-K. The pro forma financial information included in this Form 8-K/A has been presented for informational purposes only, as required by Form 8-K. It does not purport to represent the actual results of operations that the Company and Holdco would have achieved had the Transactions been consummated prior to the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve after the Transactions. Except as described in this Form 8-K/A, all other information in the Current Report on Form 8-K filed on December 14, 2020 remains unchanged.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of business acquired

The audited consolidated balance sheet of Holdco as of December 31, 2019, and the audited consolidated statements of income, stockholder’s equity and cash flows for the year ended December 31, 2019, and related notes are included as Exhibit 99.1 to this Current Report on Form 8-K/A.

The unaudited condensed consolidated balance sheet of Holdco as of September 30, 2020 and the unaudited condensed consolidated statements of income, stockholder’s equity and cash flows for the nine months ended September 30, 2020, and related notes are included as Exhibit 99.2 to this Current Report on Form 8-K/A.

(b) Pro Forma Financial Information

The unaudited pro forma condensed combined balance sheet of the Company as of September 27, 2020 and unaudited pro forma condensed combined statements of operations for the thirty-nine weeks ended September 27, 2020, and the year ended December 31, 2019, are included as Exhibit 99.3 to this Current Report on Form 8-K/A.

(d) Exhibits

Exhibit No.	Description
23.1*	Consent of RSM US LLP, independent auditors for Truco Holdco Inc. and Subsidiaries.
99.1*	Audited consolidated balance sheet of Truco Holdco Inc. and Subsidiaries, as of December 31, 2019, and audited consolidated statements of income, stockholder’s equity and cash flows for the year ended December 31, 2019 and related notes.
99.2*	Unaudited condensed consolidated balance sheet of Truco Holdco Inc. and Subsidiaries, as of September 30, 2020 and unaudited condensed consolidated statements of income, stockholder’s equity and cash flows for the nine months ended September 30, 2020, and related notes.
99.3*	Unaudited pro forma condensed combined balance sheet of Utz Brands, Inc. as of September 27, 2020 and unaudited pro forma condensed combined statements of operations for the thirty-nine weeks ended September 27, 2020, and the year ended December 31, 2019.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 23, 2021	Utz Brands, Inc.

	By:	/s/ Cary Devore
Cary Devore
Chief Financial Officer

Exhibit 23.1

Consent of Independent Auditor

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement (No. 333-248954) on Form S-1 and the Registration Statements (No. 333-251796 and No. 333-249796) on Form S-8 of Utz Brands, Inc. of our report dated February 23, 2021, relating to the consolidated financial statements of Truco Holdco Inc. and its subsidiaries, appearing in the Current Report on Form 8-K/A.

/s/ RSM US LLP

Dallas, Texas

February 23, 2021

Exhibit 99.1

Truco Holdco Inc.

Consolidated Financial Report

December 31, 2019

Independent Auditor’s Report

Board of Directors

Truco Holdco Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Truco Holdco Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2019, the related consolidated statements of income, stockholder’s equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Truco Holdco Inc. and its subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Dallas, Texas

February 23, 2021

Truco Holdco Inc.

Consolidated Balance Sheet

December 31, 2019

December 31, 2019
Assets

Current assets:
Cash	$573,893
Accounts receivable, net	14,018,925
Inventories, net	2,897,350
Prepaid expenses and other current assets	540,067
Total current assets	18,030,235

Leasehold improvements and equipment, net	672,448
Goodwill	38,342,678
Intangible assets, net	48,868,334
Other receivables	445,117
Other assets, net	226,845

Total assets	$106,585,657

Liabilities and Stockholder’s Equity

Current liabilities:
Current maturities of long-term debt	$5,602,500
Accounts payable—trade	4,816,734
Accrued expenses and other liabilities	5,383,758
Income taxes payable	97,018
Total current liabilities	15,900,010

Long-term debt, less current maturities and unamortized debt issuance costs of $770,492 in 2019	76,646,072
Deferred income taxes	9,264,562
Total liabilities	101,810,644

Commitments and contingencies (Note 16)

Stockholder’s Equity
Common stock, 30,000,000 shares authorized; 25,917,198 shares issued and outstanding as of December 31, 2019	25,917
Additional paid-in capital	3,738,455
Retained earnings	1,010,641
Total stockholder’s equity	4,775,013

Total liabilities and stockholder’s equity	$106,585,657

See notes to consolidated financial statements.

Truco Holdco Inc.

Consolidated Statement of Income

Year Ended December 31, 2019

2019
Net sales	$148,223,441
Cost of sales	90,781,865
Gross profit	57,441,576

Operating expenses:
Direct selling expenses	20,858,073
General and administrative expenses	15,174,317
Depreciation and amortization	8,392,566
44,424,956

Operating income	13,016,620
Other expense:
Other expense, net	74,289
Interest expense	7,590,561
7,664,850

Income before taxes	5,351,770
Income tax expense	1,415,734
Net income	$3,936,036

See notes to consolidated financial statements.

Truco Holdco Inc.

Consolidated Statement of Stockholder’s Equity

Year Ended December 31, 2019

				Retained
			Additional	Earnings	Total
	Common Stock		Paid-in	(Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit)	Equity
Balance, December 31, 2018	25,917,198	$25,917	$3,376,675	$(2,925,395)	$477,197
Share-based compensation	-	-	519,494	-	519,494
Exercise and repurchase of options	-	-	(157,714)	-	(157,714)
Net income	-	-	-	3,936,036	3,936,036
Balance, December 31, 2019	25,917,198	$25,917	$3,738,455	$1,010,641	$4,775,013

See notes to consolidated financial statements.

Truco Holdco Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2019

2019
Cash flows from operating activities:
Net income	$3,936,036
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,392,566
Write-off and amortization of debt issuance costs	511,477
Allowance for doubtful accounts	29,907
Allowance for excess and obsolete inventory	330,659
Share-based compensation	519,494
Deferred taxes	(2,185,291)
Changes in assets and liabilities:
Accounts receivable	1,526,957
Inventories	(801,822)
Prepaid expenses and other current assets	156,274
Other receivables	192,106
Other assets	(106,948)
Accounts payable—trade	(1,639,516)
Accrued expenses and other liabilities	851,212
Income tax payable	(377,197)
Net cash provided by operating activities	11,335,914

Cash flows from investing activities:
Payments received from supplier for note receivable	330,000
Purchases of leasehold improvements and equipment	(114,566)
Net cash provided by investing activities	215,434

Cash flows from financing activities:
Principal payments on long-term debt	(12,852,500)
Debt issuance costs	(101,871)
Repurchase of shares of common stock	(157,714)
Net cash used in financing activities	(13,112,085)

Net (decrease) in cash	(1,560,737)

Cash:
Beginning of year	2,134,630

End of year	$573,893

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$7,079,084

Income taxes	$3,988,183

See notes to consolidated financial statements.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business: Truco Holdco Inc. is a Delaware corporation and is primarily engaged in the development and wholesale marketing of food products throughout the United States of America and Canada. The Company is a developer and marketer of tortilla chips, salsa, queso, and dips under the “On The Border” brand with products sold through grocery retailers, club stores, mass merchandisers, and convenience channels. The Company is the exclusive licensee of the “On The Border” brand for food products sold through retail and produces its products primarily through co-manufacturing relationships located through the United States.

A summary of the significant accounting policies follows:

Principles of consolidation: The consolidated financial statements reflect the accounts of Truco Holdco Inc. and its wholly owned subsidiaries, Meridian Distribution Company, Meridian Brands, Inc., Truco Enterprises, LP, and Truco GP, Inc. (collectively, the “Company”). The Company is a wholly owned subsidiary of Truco Holdings LLC (“Holdings”). The consolidated financial statements reflect the accounts of the Company as of and for the year ended December 31, 2019. All significant intercompany transactions and balances have been eliminated. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Cash: The Company maintains cash with a financial institution insured by the FDIC. At times the balances on deposit exceed federally insured limits; however, the Company has not experienced any losses due to such concentration.

Accounts receivable: Accounts receivable are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis and an estimate made for promotional allowances. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written-off when deemed uncollectible. Recoveries of trade receivables previously written-off are recorded when received. The allowance for doubtful accounts was $17,120 at December 31, 2019. Management calculates an accrual for promotional programs by identifying the promotions given to customers based on the actual sales transactions that occurred and promotional allowances that were not settled with customers as of the end of the fiscal year. The accrual for promotional programs was $1,062,272 at December 31, 2019, which is netted against accounts receivable.

Inventories: The Company accounts for inventories, consisting of food for resale and the related packaging, at the lower of cost or net realizable value. The Company determines cost using the average cost method. Provisions for excess or obsolete inventory have been established to ensure that inventory is carried at amounts less than or equal to net realizable value.

Leasehold improvements and equipment: Leasehold improvements and equipment are stated at cost. Depreciation is provided for using the straight-line methods over the following estimated lives:

Computer equipment	3-5 years
Computer software	3 years
Furniture and fixtures	5-7 years
Machinery and equipment	5-7 years

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Leasehold improvements are amortized over the term of the lease or the life of the asset, whichever is shorter.

Goodwill and Intangible assets: The Company has recognized goodwill and certain intangible assets due to a historical acquisition. The identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition, as well as the completion of impairment tests, require significant management judgments and estimates. These estimates are made based on, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of goodwill and other intangible assets, and potentially result in a different impact to the Company’s results of operations. Further, changes in business strategy and/or market conditions may significantly impact these judgments and thereby impact the fair value of these assets, which could result in an impairment of the goodwill or intangible assets.

Goodwill is not amortized but is tested for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. The Company tests goodwill for impairment at the reporting unit level. Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets, also permits an entity to first assess qualitative factors to determine whether it is necessary to perform quantitative impairment tests for goodwill. If an entity believes, as a result of each qualitative assessment, it is more likely than not that goodwill is not impaired, a quantitative impairment test is not required.

The Company amortizes intangible assets with lives restricted by contractual, legal, or other means over their useful lives using the straight-line method. Finite-lived intangible assets are tested for impairment only when management has determined that potential impairment indicators are present.

During the fiscal year 2019, management tested impairment and concluded that it is more likely than not that goodwill and intangible assets were not impaired as of December 31, 2019.

Long-lived assets: The Company reviews its long-lived assets, including definite lived intangible assets and leasehold improvements and equipment, for potential impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The impairment evaluation is performed by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. No such impairment occurred for the year ended December 31, 2019.

Fair Value of Financial Instruments: Financial instruments held by the Company include cash, accounts receivable, accounts payable, and debt. The carrying value of all cash, accounts receivable, and accounts payable approximate their fair value due to their short-term nature. The carrying value of the debt is also estimated to approximate its fair value based upon current market conditions and interest rates.

Debt issuance costs: The Company accounts for debt issuance costs as a direct deduction from the carrying amount of the associated debt liability, consistent with debt discounts. Debt issuance costs are being amortized using the straight-line method over the term of the related debt, which approximates the effective interest rate method. Amortization expense included in interest expense for the year ended December 31, 2019 was $511,477. See Note 8 for additional information.

Other assets: Other assets consist primarily of the cost of packaging material, which includes artwork used in the production process of new products. Costs are amortized over a three-year period once production commences. Amortization expense charged to operations for the year ended December 31, 2019 was $243,017.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Income taxes: The Company is a C corporation and subject to federal income taxes at the corporate level.

Deferred income taxes are provided in accordance with the liability method whereby deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows guidance from the Financial Accounting Standards Board (FASB) on accounting for uncertainty in income taxes. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. At December 31, 2019, the Company has no liability for unrecognized tax benefits.

Share-based compensation: Time vested and performance target share-based payments to employees and non-employee directors are recognized in the financial statements as compensation expense based on their fair values at the grant date. Until a measurement date has been reached, share-based payments to non-employee contractors are revalued each reporting period based on the fair value at the end of the reporting period. Compensation expense for time vested share-based payments is recognized over the vesting period based on the fair value of awards that actually vest. Compensation expense for performance target share-based payments is recognized based on the probability that performance targets will be met.

The fair value of change in control share-based payments is determined at the grant date using a weighted-average probability calculation based on various exit events that could occur. Compensation expense for change in control share-based payments is not recognized in the financial statements until certain performance and market conditions are met.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

The Company utilizes third parties to produce food products under co-manufacturing agreements. The Company directly sells its food products to both grocery stores and distributors within the United States and Canada. The Company records revenue from sales of food products upon delivery of the goods to the customer, which is when the performance obligation is satisfied. The Company recognizes revenue at a point in time, which is upon delivery of products.

Payment terms on invoiced amounts for products are typically 30 days. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component does not exist. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer. Additionally, the Company has elected the practical expedient that permits an entity to not recognize a significant financing component if the time between the transfer of a good or services and payment is one year or less.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue on sales of food products is recorded based on the transaction price, which includes fixed consideration less an estimate of variable consideration for payment discounts and promotional allowances given to customers at the end of each reporting period.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Promotional allowances earned by customers are recorded as a reduction of gross sales.

Shipping and handling: Shipping and handling charges to customers are included in net sales. Shipping and handling costs incurred by the Company are included in direct selling expenses. Total shipping and handling costs were $10,434,078 for the year ended December 31, 2019.

Advertising costs: The Company’s policy is to expense all advertising costs in the period in which the advertising first takes place. Advertising expense was $1,168,101 during the year ended December 31, 2019 and is included in direct selling expenses.

Pending accounting pronouncements: In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In July 2019, the FASB deferred the adoption of ASC 842. The new standard is effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, (“Topic 606”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in U.S. GAAP. The effective date for ASC 606 is for fiscal years beginning after December 15, 2018, and the Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach and noted the impact to the Company’s business processes, systems, and controls from the adoption of ASC 606 is de minimis. The Company adopted the expanded disclosure requirement under ASC 606 in these financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (“Topic 350”), Simplifying the Test for Goodwill Impairment. This update simplifies the subsequent measurement of goodwill. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairments will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. For non-public business entities, the accounting standard will be effective for reporting periods beginning after December 15, 2022, with early adoption permitted. The Company early adopted the requirements of the standard in the first quarter of 2019 and it did not have a material impact on the Company’s financial condition, results of operations and related disclosures.

Subsequent events: On March 24, 2020, the Board of Directors of the Company approved, at its discretion, the vesting of 195,215 performance-based stock options for which performance targets had not been met.

On December 14, 2020, the Company was acquired by a subsidiary of Utz Brands, Inc. (“Utz”), pursuant to a Stock Purchase Agreement in which Utz purchased from Holdings all of the issued and outstanding shares of common stock of the Company. In conjunction with the acquisition by Utz, the Company’s outstanding term loan was repaid and the change in control stock options were vested as all performance and market conditions were met. In addition, the management services agreement between Truco Enterprises, LP and the majority owner of Holdings was terminated (see Note 13).

Truco Holdco Inc.

Notes to Consolidated Financial Statements

The novel coronavirus, or COVID-19, outbreak began to impact consumption, distribution and production of the Company's products in March 2020. The Company is taking necessary preventive actions and implementing additional measures to protect its employees who are working on site. The Company continues to experience higher demand for its products versus the prior year, and the Company is servicing that demand by increasing production and distribution activities. Generally, producers of food products, including salty snacks, have been deemed “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations. The Company's strategic manufacturing capabilities and distribution network have allowed it to effectively service increases in demand and be responsive to evolving market dynamics driven by changes in consumer behavior. The Company continues to monitor customer and consumer demands, and intends to adapt its plans as needed to continue to meet these demands. The event is still ongoing, and the Company is in the process of evaluating the financial impact of COVID-19 on the Company.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law making several changes to the Internal Revenue Code. The changes include, but are not limited to: increasing the limitation on the amount of deductible interest expense, allowing companies to carryback certain net operating losses, and increasing the amount of net operating loss carryforwards that corporations can use to offset taxable income. Some of the tax law changes included in the CARES Act are retroactive, however, the Company’s provision for income taxes will not reflect these effects until the financial statement period that includes the date of enactment.

The Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2021.

Note 2.	Inventories

Inventories consisted of the following at December 31, 2019:

December 31, 2019
Raw Materials	$701,509
Finished Goods	2,406,661
3,108,170
Less: Inventory Reserves	(210,820)
Total Inventories	$2,897,350

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Note 3.	Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation are as follows at December 31, 2019:

December 31, 2019
Computer equipment	$786,232
Computer software	2,469,993
Furniture and fixtures	360,695
Machinery and equipment	396,199
Leasehold improvements	212,957
4,226,076
Less accumulated depreciation	(3,553,628)
Total leasehold improvements and equipment	$672,448

Depreciation expense charged to operations during the year ended December 31, 2019 was $582,882.

Note 4.	Goodwill

For fiscal year 2019, there were no changes to the balance of goodwill from prior to current year. Goodwill at December 31, 2019 was $38,342,678.

Note 5.	Intangible Assets, Net

Intangible assets consist of the following at December 31, 2019:

		Gross
		Carrying	Accumulated	Net
December 31, 2019:	Life (Years)	Amount	Amortization	Amount
Tradename	Indefinite	$10,000	$-	$10,000
License agreement	12	67,000,000	(30,708,333)	36,291,667
Customer relationships	12	19,000,000	(8,708,333)	10,291,667
Supplier relationships	12	100,000	(45,833)	54,167
Recipes	12	4,100,000	(1,879,167)	2,220,833
Noncompete agreements	5	500,000	(500,000)	-
		$90,710,000	$(41,841,666)	$48,868,334

Amortization expense was $7,566,667 for the year ended December 31, 2019.

Estimated annual amortization expense for each of the next five years is as follows:

2020	$7,516,667
2021	7,516,667
2022	7,516,667
2023	7,516,667
2024	7,516,667

Note 6.	Other Receivables

In 2018, the Company entered into a settlement agreement with a supplier for the reimbursement of costs associated with a salsa product withdrawal. The settlement required an initial payment to the Company of $1,200,000, with equal monthly installments of $30,000 beginning February 1, 2019. As of December 31, 2019, the Company has a balance due from the supplier of $770,000, the current portion of $330,000 has been included in accounts receivable with the remaining amount included in other receivables in the consolidated balance sheet.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Note 7.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities as of December 31, 2019 were as follows:

December 31, 2019
Employee-related costs	$1,919,907
Royalties	1,633,168
Accrued Freight	1,126,759
Other	703,924
Total	$5,383,758

Note 8.	Revolving Line of Credit and Long-Term Debt

Revolving line of credit and term loan: On April 26, 2016, the Company entered into a Credit and Guaranty Agreement (the “Credit Agreement”). The Credit Agreement included a $7,000,000 revolving line of credit and a $93,000,000 term loan.

On April 25, 2018, the Company amended and restated the Credit Agreement (the “Amended Credit Agreement”) to provide for a term loan advance in the amount of $23,000,000. The proceeds were used to prepay in full the Subordinated Note (defined below).

The availability on the revolving line of credit is subject to a borrowing availability calculation, as defined in the Amended Credit Agreement. Interest is due monthly and is based on LIBOR plus an applicable margin, as defined in the Amended Credit Agreement (7.05% weighted average at December 31, 2019). The Company is also charged an unused commitment fee of 0.50% per annum. The revolving line of credit matures on April 26, 2021, at which time all principal and unpaid interest is due. There was no balance due on the revolving line of credit at December 31, 2019.

The term loan requires quarterly principal payments, plus monthly interest payments, through the maturity date of April 26, 2021. Interest is based on LIBOR plus an applicable margin, as defined in the Amended Credit Agreement (7.05% weighted average at December 31, 2019). The balance of the term loan was $83,019,064 at December 31, 2019. In association with the Amended Credit Agreement, the Company incurred additional debt issuance costs of $101,871 in 2019, which were capitalized and are being amortized over the remaining life of the term loan. The first amendment to the Amended Credit Agreement did not have any significant changes to the terms of the agreement.

Substantially all assets are pledged as collateral under the Amended Credit Agreement. The Company has certain required reporting and financial covenants related to the Amended Credit Agreement including a minimum fixed charge coverage ratio and a total debt to EBITDA ratio. In addition, the Amended Credit Agreement requires the acceleration of principal payments based on excess cash flow, as defined in the Amended Credit Agreement. There were no excess cash flows payments required as of December 31, 2019.

Senior subordinated note: On April 26, 2016, Truco Holdco Inc. and Truco Enterprises, LP entered into a $23,000,000 Senior Subordinated Note (the “Subordinated Note”), which had a maturity on October 26, 2021. The interest rate was 11.5% per annum and was due quarterly. Principal and any unpaid interest were due in full at maturity. The Subordinated Note was repaid in full on April 25, 2018 as a result of the amendment and restatement of the Credit Agreement. As a result of the repayment of the Subordinated Note, the Company expensed $270,136 of unamortized debt issuance costs in 2018.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Maturities of long-term debt (excluding unamortized debt issuance costs) based on amounts currently outstanding at December 31, 2019 are as follows:

2020	$5,602,500
2021	77,416,564
$83,019,064

Note 9.	Income Taxes

Income tax expense (benefit) consists of the following for the year ended December 31, 2019:

2019
Current:
Federal	$3,059,795
State	541,230
3,601,025
Deferred:
Federal	(2,068,956)
State	(116,335)
(2,185,291)
$1,415,734

Income tax expense (benefit) differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2019 due to the following:

2019
Computed "expected" income tax expense	$1,123,871
State income taxes, net of federal tax expense	337,630
Other	(45,767)
$1,415,734

Deferred income taxes consist of the following at December 31, 2019:

2019
Deferred tax assets:
Receivable allowances	$92,474
Inventory	90,572
Accrued expenses	309,115
Share-based compensation	825,081
Section 163j interest limitation	1,070,236
Other	13,510
2,400,988

Deferred tax liabilities:
Intangible assets	(11,614,301)
Leasehold improvements and equipment	(51,249)
(11,665,550)
$(9,264,562)

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Note 10.	Stockholder’s Equity

The Company has authorized 30 million shares of common stock, issuable in one class. All share authorizations are made at the discretion of the Board of Directors of the Company.

Note 11.	Equity-Based Compensation

Incentive unit plan: Holdings has granted incentive units (which are considered profits interests) to various employees of the Company. These incentive units are comprised of two types:

•	Time based: These incentive units vest over periods from two to four years based on the anniversary of the grant date. All incentive units are valued as of the measurement date and are amortized on a straight-line basis over the requisite vesting period. Vesting of these incentive units would be accelerated in the event of a sale of Holdings or the Company.

•	Performance target: These incentive units vest based on the achievement of performance targets. Performance targets are established by the Board of Directors of the Company on a yearly basis. Once the Board of Directors establishes the performance targets, the grant date will occur, and the fair value of the award will be determined. Compensation expense will be recognized if management determines that it is probable that such performance targets will be met.

The total estimated fair value of the time based and performance target incentive units granted in 2019 was $242,220. Due to forfeitures in 2019, the Company recognized a reversal of accumulated expense, resulting in a gain. Total compensation gain for the incentive units was $193,423 for the year ended December 31, 2019. Compensation charges are reflected as a component of general and administrative expenses in the accompanying consolidated statement of income.

The incentive unit holders are entitled to receive distributions of available cash flows as determined by the Board of Directors or upon exit, after the satisfaction of distributions to Common Unit Holders of Holdings, in accordance with their capital contributions.

The following is a summary of the activity for incentive units during the year ended December 31, 2019:

			Performance
	Time Based		Target
		Weighted		Weighted
		Average		Average
	Number of Incentive Units	Exercise Price	Number of Incentive Units	Exercise Price
Balance, December 31, 2018	612,833	$3.57	130,020	$4.14
Granted	275,000	3.44	91,667	3.44
Exercised	-	-	-	-
Forfeited	(527,960)	4.14	(130,020)	4.14
Balance, December 31, 2019	359,873	$2.63	91,667	$3.44

Exercisable, December 31, 2019	84,873	$0.02	-	$-

Truco Holdco Inc.

Notes to Consolidated Financial Statements

At December 31, 2019, there is $174,937 of total unrecognized compensation cost related to time-based incentive units, which the Company expects to recognize over a weighted average period of approximately 2.20 years.

As of December 31, 2019, there are 183,333 performance target incentive units that have been awarded but have not yet been granted.

Stock option plan: On July 1, 2014, Truco Holdco Inc. adopted the 2014 Equity Incentive Plan (the “Plan”), which authorized grants of nonqualified stock options to purchase up to 3,913,043 shares of common stock of the Company. Under this Plan, awards shall not have a term longer than 10 years.

The stock option awards are comprised of three types:

•	Time based: These options vest over periods from one to four years based upon anniversary from the date of grant and have terms of 10 years from grant. All options are valued as of the measurement date and are amortized on a straight-line basis over the requisite vesting period. Vesting of these options would be accelerated in the event of a sale of the Company.

•	Performance target: These options vest based on the achievement of performance targets. Performance targets are established by the Board of Directors of the Company on a yearly basis. Once the Board of Directors establishes the performance targets, the grant date will occur, and the fair value of the award will be determined. Compensation expense will be recognized if management determines that it is probable that such performance targets will be met. These options expire 10 years after the grant date.

•	Change in control: These options require both performance and market conditions to be met. The performance requirement is that options vest upon a sale of the Company. The market requirement is that upon a sale, a certain return must be met, as defined in each option grant agreement. The value for change in control options is determined by utilizing a weighted average probability calculation. These options expire 10 years after the grant date.

The following is a summary of the activity for stock option awards during the year ended December 31, 2019:

	Time Based		Performance Target		Change in Control
	Number	Weighted Average	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price	of Options	Exercise Price
Balance, December 31, 2018	1,147,659	$2.53	592,522	$1.57	337,297	$0.024
Granted	362,990	4.27	121,910	4.01	-	-
Exercised	(38,800)	1.85	(21,161)	0.35	-	-
Forfeited	(184,600)	4.15	(116,791)	3.84	(92,367)	0.024
Balance, December 31, 2019	1,287,249	$2.78	576,481	$2.03	244,930	$0.024

Exercisable, December 31, 2019	852,242	$2.10	472,433	$1.33	-	$-

Time based: For the year ended December 31, 2019, the weighted-average grant date fair value of options awarded was $1.06 per share. The total fair value of options vested was approximately $2,156,012 as of December 31, 2019. At December 31, 2019, outstanding and exercisable options had a weighted average remaining contractual term of approximately 8.10 and 7.08 years, respectively. Compensation cost was $241,475 for the year ended December 31, 2019 and is reflected as a component of general and administrative expenses in the accompanying consolidated statement of income. At December 31, 2019, there is $407,647 of total unrecognized compensation cost related to these options, which the Company expects to recognize over a weighted average period of approximately 0.84 years. The intrinsic value of options exercised was $89,333.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Performance target: On April 30, 2019, 190,170 of the performance target options eligible to vest based on 2018 performance were vested by the Company, resulting in a modification of the awards. In conjunction with this modification, compensation cost of $471,442 was recognized and is reflected as a component of general and administrative expenses in the accompanying consolidated statement of income. For the year ended December 31, 2019, the weighted-average grant date fair value of options granted was $3.28 per share.

The performance targets that were established for 2019 were not achieved and, as a result, no options were automatically vested, and no compensation cost was recognized. At December 31, 2019, outstanding and exercisable options had a weighted average remaining contractual term of approximately 5.62 and 5.62 years, respectively. The intrinsic value of options exercised was $68,382.

As of December 31, 2019, there are 140,955 performance target options that have been awarded but have not yet been granted.

Change in control: At December 31, 2019, outstanding options have a weighted average remaining contractual term of approximately 4.91 years. No compensation cost for change in control options has been recorded since performance and market conditions have not been met as of December 31, 2019. At December 31, 2019, there is $327,414 of total unrecognized compensation cost related to these options, which the Company expects to recognize at the time that the performance and market conditions have been met.

The fair value of the time based and performance target incentive units and options granted was estimated on the date of grant using the Black-Scholes option-valuation model using the assumptions in the following table:

2019
Expected term	1 year
Estimated volatility	30.0%
Estimated dividend yield	0.0%
Risk-free interest rate	1.6%-1.8%

The expected term represents the period of time that stock options granted are expected to be outstanding. Expected volatility is based on historical volatility using comparable industry companies. The estimated dividend yield is based upon the Company’s historical dividend practice. The risk-free interest rate is based on the U.S. treasury yield curve at the date of grant with maturity dates approximately equal to the expected term at the grant date.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Note 12. Fair Value Measurements

The Company follows the guidance relating to fair value measurements and disclosures with respect to financial assets and liabilities that are re-measured and reported at fair value each reporting period, and with respect to non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III). A financial asset or liability’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level I — Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;

Level II — Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. Financial asset or liabilities which are included in this category are securities where all significant inputs are observable, either directly or indirectly; and

Level III — Prices or valuations that are unobservable and where there is little, if any, market activity for these financial assets or liabilities. The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors. To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Current assets and liabilities are reported at cost, which approximates fair value.

Note 13. Related-Party Transactions

Truco Enterprises, LP has a management services agreement with the majority owner of Holdings. Under the terms of the agreement, the Company is required to pay fees plus out-of-pocket expenses in connection with the majority owner performing certain financial and management advisory services. The management services agreement terminates on the earlier of July 1, 2024 or a sale of the Company.

The Company paid $161,091 under this agreement for the year ended December 31, 2019 and these amounts are reflected as general and administrative expenses in the accompanying consolidated statement of income. Amounts due under this agreement of $4,397 were included in accrued expenses and other liabilities at December 31, 2019.

The Company paid $209,175 for the year ended December 31, 2019, to two portfolio investments of the majority owner of Holdings for tradeshow, rental, and consulting services. These amounts are reflected as components of general and administrative expenses in the accompanying consolidated statement of income. The Company also made payments totaling $213,196 on behalf of the portfolio investments for certain travel and payroll related expenses, for the year ended December 31, 2019. Of this amount $36,277 is due from the portfolio investments at December 31, 2019. This amount is recorded as accounts receivable in the accompanying consolidated balance sheet.

In the first quarter of 2018, the majority owner of Holdings created a shared services company as a means for allocating portfolio companies cross functional selling and marketing expenses. For the year ending December 31, 2019, the Company paid $63,235 of these shared expenses for consulting, salary, and project related travel. The amounts are reflected primarily as components of general and administrative expense in the accompanying consolidated statement of income.

Note 14. Defined Contribution Plan

Employees of the Company participate in a group defined contribution 401(k) plan. All full-time employees are eligible to participate on the first plan entry date on the first day of the first full month after hire date and attaining 21 years of age. The Company makes discretionary matching contributions as set by the partners. There were no employer contributions for the year ended December 31, 2019.

Note 15. Major Customers

The Company derived approximately 67% of its net sales from two customers for the year ended December 31, 2019. The balances due to the Company from these customers represented approximately 76% of accounts receivable at December 31, 2019.

Truco Holdco Inc.

Notes to Consolidated Financial Statements

Note 16. Commitments and Contingencies

Operating leases: The Company has a lease for real property and certain equipment agreements requiring monthly payments. The lease for the property expires in December 2023, the equipment agreements expire at various dates through 2021.

At December 31, 2019, future minimum rental commitments under these leases are due as follows:

2020	$419,407
2021	401,735
2022	421,373
2023	421,373
$1,663,888

The total rent expense for the year ended December 31, 2019 totaled $579,696.

Litigation: The Company may from time to time, be involved in certain legal matters arising within the normal course of business. Management believes the potential liability that may arise from these matters will not materially affect the Company’s financial position, results of operations and/or cash flows.

Exhibit 99.2

Truco Holdco Inc.

Condensed Consolidated Financial Report

September 30, 2020

Contents

Financial statements

Condensed consolidated balance sheet (Unaudited)	2

Condensed consolidated statement of income (Unaudited)	3

Condensed consolidated statement of stockholder’s equity (Unaudited)	4

Condensed consolidated statement of cash flows (Unaudited)	5

Notes to condensed consolidated financial statements (Unaudited)	6–13

1

Truco Holdco Inc.

Condensed Consolidated Balance Sheet

September 30, 2020
(Unaudited)

September 30, 2020
Assets

Current assets:
Cash	$874,836
Accounts receivable, net of allowance for doubtful accounts of $19,034	17,763,241
Inventories, net	3,526,610
Prepaid expenses and other current assets	653,092
Income taxes receivable	268,638
Total current assets	23,086,417

Leasehold improvements and equipment, net	499,045
Goodwill	38,342,678
Intangible assets, net	43,230,834
Other receivables	507,824
Other assets, net	219,192

Total assets	$105,885,990

Liabilities and Stockholder’s Equity

Current liabilities:
Current maturities of long-term debt	$5,602,500
Accounts payable—trade	6,934,781
Accrued expenses and other liabilities	6,625,842
Total current liabilities	19,163,123

Long-term debt, less current maturities and unamortized debt issuance costs of $405,542	57,488,379
Deferred income taxes	8,066,391
Total liabilities	84,717,893

Commitments and contingencies (Note 14)

Stockholder’s Equity
Common stock, 30,000,000 shares authorized; 25,972,368 shares issued and outstanding at September 30, 2020	25,972
Additional paid-in capital	4,912,167
Retained earnings	16,229,958
Total stockholder’s equity	21,168,097

Total liabilities and stockholder’s equity	$105,885,990

See notes to condensed consolidated financial statements.

2

Truco Holdco Inc.

Condensed Consolidated Statement of Income

Nine Months Ended September 30, 2020
(Unaudited)

September 30, 2020
Net sales	$151,890,649
Cost of sales	90,794,092
Gross profit	61,096,557

Operating expenses:
Direct selling expenses	20,066,644
General and administrative expenses	11,723,118
Depreciation and amortization	6,133,964
37,923,726
Operating income	23,172,831
Other expense (income):
Other (income), net	(8,823)
Interest expense	4,259,103
4,250,280
Income before taxes	18,922,551
Income tax expense	3,703,234
Net income	$15,219,317

See notes to condensed consolidated financial statements.

3

Truco Holdco Inc.

Condensed Consolidated Statement of Stockholder’s Equity

Nine Months Ended September 30, 2020
(Unaudited)

	Common Stock		Additional Paid-in	Retained	Total Stockholder’s
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2019	25,917,198	$25,917	$3,738,455	$1,010,641	$4,775,013
Share-based compensation	-	-	1,319,766	-	1,319,766
Issuance of common stock	55,170	55	272,652	-	272,707
Exercise and repurchase of options	-	-	(418,706)	-	(418,706)
Net income	-	-	-	15,219,317	15,219,317
Balance, September 30, 2020	25,972,368	$25,972	$4,912,167	$16,229,958	$21,168,097

See notes to condensed consolidated financial statements.

4

Truco Holdco Inc.

Condensed Consolidated Statement of Cash Flows

Nine Months Ended September 30, 2020

(Unaudited)

September 30, 2020
Cash flows from operating activities:
Net income	$15,219,317
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,133,964
Write-off and amortization of debt issuance costs	364,950
Allowance for doubtful accounts	1,914
Allowance for excess and obsolete inventory	123,629
Share-based compensation	1,319,766
Deferred taxes	(1,198,171)
Changes in assets and liabilities:
Accounts receivable	(3,746,230)
Inventories	(752,889)
Prepaid expenses and other current assets	(113,025)
Other assets	(113,932)
Accounts payable—trade	2,118,047
Accrued expenses and other liabilities	1,242,084
Income tax receivable/payable	(365,656)
Net cash provided by operating activities	20,233,768

Cash flows from investing activities:
Payments received from supplier for note receivable	210,000
Purchases of leasehold improvements and equipment	(201,476)
Net cash provided by investing activities	8,524

Cash flows from financing activities:
Principal payments on long-term debt	(19,522,643)
Repurchase of shares of common stock	(418,706)
Net cash used in financing activities	(19,941,349)
Net increase in cash	300,943

Cash:
Beginning of year	573,893

End of year	$874,836

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$3,894,152

Income taxes	$5,274,045

See notes to condensed consolidated financial statements.

5

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business: Truco Holdco Inc. is a Delaware corporation and is primarily engaged in the development and wholesale marketing of food products throughout the United States of America and Canada. The Company is a developer and marketer of tortilla chips, salsa, queso, and dips under the “On The Border” brand with products sold through grocery retailers, club stores, mass merchandisers, and convenience channels. The Company is the exclusive licensee of the “On The Border” brand for food products sold through retail and produces its products primarily through co-manufacturing relationships located through the United States.

A summary of the significant accounting policies follows:

Basis of presentation: The unaudited condensed consolidated financial statements reflect the accounts of Truco Holdco Inc. and its wholly owned subsidiaries, Meridian Distribution Company, Meridian Brands, Inc., Truco Enterprises, LP, and Truco GP, Inc. (collectively, the “Company”). The Company is a wholly owned subsidiary of Truco Holdings LLC (“Holdings”). The unaudited consolidated financial statements reflect the accounts of the Company as of and for the nine months ended September 30, 2020. All significant intercompany transactions and balances have been eliminated. These condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial statements and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission. They do not include all information and notes required by U.S. GAAP for annual financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the Notes to Consolidated Financial Statements included in the Company’s financial statements for the year ended December 31, 2019. In the opinion of management, such financial information reflects all normal and recurring adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with U.S. GAAP. Operating results for the interim period are not necessarily indicative of the results that may be expected for any future period or for the full year. The condensed consolidated interim financial statements, including our significant accounting policies, should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019.

Use of estimates: The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Goodwill and Intangible assets: The Company has recognized goodwill and certain intangible assets due to a historical acquisition. Goodwill is not amortized but is tested for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. The Company amortizes intangible assets with lives restricted by contractual, legal, or other means over their useful lives using the straight-line method. Finite-lived intangible assets are tested for impairment only when management has determined that potential impairment indicators are present.

The Company tests goodwill for impairment at the reporting unit level annually. Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets, also permits an entity to first assess qualitative factors to determine whether it is necessary to perform quantitative impairment tests for goodwill. If an entity believes, as a result of each qualitative assessment, it is more likely than not that goodwill is not impaired, a quantitative impairment test is not required.

As of September 30, 2020, no triggering events had occurred since the beginning of the fiscal year and it is more likely than not that goodwill and intangible assets were not impaired as of September 30, 2020.

Debt issuance costs: The Company accounts for debt issuance costs as a direct deduction from the carrying amount of the associated debt liability, consistent with debt discounts. Debt issuance costs are being amortized using the straight-line method over the term of the related debt, which approximates the effective interest rate method. Amortization expense included in interest expense for the nine months ended September 30, 2020 was $364,950. See Note 7 for additional information.

6

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Other assets: Other assets consist primarily of the cost of packaging material, which includes artwork used in the production process of new products. Costs are amortized over a three-year period once production commences. Amortization expense charged to operations for the nine months ended September 30, 2020 was $121,585.

Income taxes: The Company is a C corporation and subject to federal income taxes at the corporate level. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. At September 30, 2020, the Company has no liability for unrecognized tax benefits.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

The Company utilizes third parties to produce food products under co-manufacturing agreements. The Company directly sells its food products to both grocery stores and distributors within the United States and Canada. The Company records revenue from sales of food products upon delivery of the goods to the customer, which is when the performance obligation is satisfied. The Company recognizes revenue at a point in time, which is upon delivery of products.

Payment terms on invoiced amounts for products are typically 30 days. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component does not exist. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer. Additionally, the Company has elected the practical expedient that permits an entity to not recognize a significant financing component if the time between the transfer of a good or services and payment is one year or less.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue on sales of food products is recorded based on the transaction price, which includes fixed consideration less an estimate of variable consideration for payment discounts and promotional allowances given to customers at the end of each reporting period.

Promotional allowances earned by customers are recorded as a reduction of gross sales.

Pending accounting pronouncements: In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This ASU is effective for the Company beginning on January 1, 2022. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In July 2019, the FASB deferred the adoption of ASC 842. The new standard is effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements.

7

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Subsequent events: On December 14, 2020, the Company was acquired by a subsidiary of Utz Brands, Inc. (“Utz”), pursuant to a Stock Purchase Agreement in which Utz purchased from Holdings all of the issued and outstanding shares of common stock of the Company. In conjunction with the acquisition by Utz, the Company’s outstanding term loan was repaid and the change in control stock options were vested as all performance and market conditions were met. In addition, the management services agreement between Truco Enterprises, LP and the majority owner of Holdings was terminated (see Note 11).

The novel coronavirus, or COVID-19, outbreak began to impact consumption, distribution and production of the Company's products in March 2020. The Company is taking necessary preventive actions and implementing additional measures to protect its employees who are working on site. The Company continues to experience higher demand for its products versus the prior year, and the Company is servicing that demand by increasing production and distribution activities. Generally, producers of food products, including salty snacks, have been deemed “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations. The Company's strategic manufacturing capabilities and distribution network have allowed it to effectively service increases in demand and be responsive to evolving market dynamics driven by changes in consumer behavior. The Company continues to monitor customer and consumer demands, and intends to adapt its plans as needed to continue to meet these demands. The event is still ongoing, and the Company is in the process of evaluating the financial impact of COVID-19 on the Company.

The Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2021.

Note 2.	Inventories

Inventories consisted of the following at September 30, 2020:

September 30, 2020

Raw Materials	$673,980
Finished Goods	3,187,079
3,861,059
Less: Inventory Reserves	(334,449)
Total Inventories	$3,526,610

8

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3.	Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation are as follows at September 30, 2020:

September 30, 2020
Computer equipment	$791,607
Computer software	2,477,299
Furniture and fixtures	360,695
Machinery and equipment	546,689
Leasehold improvements	251,262
4,427,552
Less accumulated depreciation	(3,928,507)
Total leasehold improvements and equipment	$499,045

Depreciation expense charged to operations during the nine months ended September 30, 2020 was $374,879.

Note 4.	Intangible Assets, Net

Intangible assets consist of the following at September 30, 2020:

		Gross
		Carrying	Accumulated	Net
September 30, 2020:	Life (Years)	Amount	Amortization	Amount
Tradename	Indefinite	$10,000	$-	$10,000
License agreement	12	67,000,000	(34,895,834)	32,104,166
Customer relationships	12	19,000,000	(9,895,833)	9,104,167
Supplier relationships	12	100,000	(52,083)	47,917
Recipes	12	4,100,000	(2,135,416)	1,964,584
Noncompete agreements	5	500,000	(500,000)	-
		$90,710,000	$(47,479,166)	$43,230,834

Amortization expense on intangible assets was $5,637,500 for the nine months ended September 30, 2020.

Note 5.	Other Receivables

In 2018, the Company entered into a settlement agreement with a supplier for the reimbursement of costs associated with a salsa product withdrawal. The settlement required an initial payment to the Company of $1,200,000, with equal monthly installments of $30,000 beginning February 1, 2019. As of September 30, 2020, the Company has a balance due from the supplier of $565,117; the current portion of $330,000 has been included in accounts receivable with the remaining amount included in other receivables in the condensed consolidated balance sheet.

Note 6.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities as of September 30, 2020 were as follows:

September 30, 2020
Employee-related costs	$2,028,621
Royalties	2,261,794
Accrued Freight	1,403,312
Other	932,115
Total	$6,625,842

9

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 7.	Revolving Line of Credit and Long-Term Debt

Revolving line of credit and term loan: On April 26, 2016, the Company entered into a Credit and Guaranty Agreement (the “Credit Agreement”). The Credit Agreement included a $7,000,000 revolving line of credit and a $93,000,000 term loan.

On April 25, 2018, the Company amended and restated the Credit Agreement (the “Amended Credit Agreement”) to provide for a term loan advance in the amount of $23,000,000. The proceeds were used to prepay in full an outstanding senior subordinated note.

The availability on the revolving line of credit is subject to a borrowing availability calculation, as defined in the Amended Credit Agreement. Interest is due monthly and is based on LIBOR plus an applicable margin, as defined in the Amended Credit Agreement (6.25% weighted average at September 30, 2020). The Company is also charged an unused commitment fee of 0.50% per annum. The revolving line of credit matures on April 26, 2021, at which time all principal and unpaid interest is due. There was no balance due on the revolving line of credit at September 30, 2020.

The term loan requires quarterly principal payments, plus monthly interest payments, through the maturity date of April 26, 2021. Interest is based on LIBOR plus an applicable margin, as defined in the Amended Credit Agreement (6.25% weighted average at September 30, 2020). The balance of the term loan was $63,496,421 at September 30, 2020. In association with the Amended Credit Agreement, the Company incurred no additional debt issuance costs in the nine months ended September 30, 2020. Unamortized debt issuance costs as of September 30, 2020 were $405,542. The first amendment to the Amended Credit Agreement did not have any significant changes to the terms of the agreement.

Substantially all assets are pledged as collateral under the Amended Credit Agreement. The Company has certain required reporting and financial covenants related to the Amended Credit Agreement including a minimum fixed charge coverage ratio and a total debt to EBITDA ratio. In addition, the Amended Credit Agreement requires the acceleration of principal payments based on excess cash flow, as defined in the Amended Credit Agreement.

Note 8.	Income Taxes

Income tax expense (benefit) consists of the following for the nine months ended September 30, 2020:

September 30, 2020
Current:
Federal	$4,644,945
State	256,460
4,901,405
Deferred:
Federal	(598,137)
State	(600,034)
(1,198,171)
$3,703,234

Income tax expense (benefit) differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income primarily due to the impact of state taxes and computed “expected” income tax expense.

10

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 9.	Equity-Based Compensation

Incentive unit plan: Holdings has granted incentive units (which are considered profits interests) to various employees of the Company. These incentive units are comprised of two types:

•	Time based: These incentive units vest over periods from two to four years based on the anniversary of the grant date. All incentive units are valued as of the measurement date and are amortized on a straight-line basis over the requisite vesting period. Vesting of these incentive units would be accelerated in the event of a sale of Holdings or the Company.

•	Performance target: These incentive units vest based on the achievement of performance targets. Performance targets are established by the Board of Directors of the Company on a yearly basis. Once the Board of Directors establishes the performance targets, the grant date will occur, and the fair value of the award will be determined. Compensation expense will be recognized if management determines that it is probable that such performance targets will be met.

Total compensation expense for the incentive units was $809,096 for the nine months ended September 30, 2020. Compensation expense was recognized for the time based incentive units due to the passage of time. Compensation expense also was recognized for the 2019 performance target incentive units due to approval by the Board of Directors in 2020 of the vesting of such performance target awards for which performance targets otherwise were not probable of being met at December 31, 2019. Compensation expense was recognized for the 2020 performance target incentive units because it was probable as of September 30, 2020 that the Company would meet the performance targets set by the Board of Directors. Compensation charges are pushed down by Holdings to the Company and reflected as a component of general and administrative expenses in the accompanying condensed consolidated statement of income as such charges were incurred as a direct result of the operation of the Company.

The incentive unit holders are entitled to receive distributions of available cash flows as determined by the Board of Directors or upon exit, after the satisfaction of distributions to Common Unit Holders of Holdings, in accordance with their capital contributions.

Stock option plan: On July 1, 2014, Truco Holdco Inc. adopted the 2014 Equity Incentive Plan (the Plan), which authorized grants of nonqualified stock options to purchase up to 3,913,043 shares of common stock. Under this Plan, awards shall not have a term longer than 10 years.

The stock option awards are comprised of three types:

•	Time based: These options vest over periods from one to four years based upon anniversary from the date of grant and have terms of 10 years from grant. All options are valued as of the measurement date and are amortized on a straight-line basis over the requisite vesting period. Vesting of these options would be accelerated in the event of a sale of the Company.

•	Performance target: These options vest based on the achievement of performance targets. Performance targets are established by the Board of Directors of the Company on a yearly basis. Once the Board of Directors establishes the performance targets, the grant date will occur, and the fair value of the award will be determined. Compensation expense will be recognized if management determines that it is probable that such performance targets will be met. These options expire 10 years after the grant date.

•	Change in control: These options require both performance and market conditions to be met. The performance requirement is that options vest upon a sale of the Company. The market requirement is that upon a sale, a certain return must be met, as defined in each option grant agreement. The value for change in control options is determined by utilizing a weighted average probability calculation. These options expire 10 years after the grant date.

Time based: Compensation cost was $114,119 for the nine months ended September 30, 2020 and is reflected as a component of general and administrative expenses in the accompanying condensed consolidated statement of income.

11

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Performance target: Compensation cost was $396,551 for the nine months ended September 30, 2020 and is reflected as a component of general and administrative expenses in the accompanying condensed consolidated statement of income. Compensation expense was recognized for the 2019 performance target options due to approval by the Board of Directors in 2020 of the vesting of such awards for which performance targets otherwise were not probable of being met at December 31, 2019. Additionally, compensation expense was recognized for the 2020 performance target options because it was probable as of September 30, 2020 that the Company would meet the performance targets set by the Board of Directors.

In September 2020, certain time based and performance target options were exercised by an employee in exchange for a personal recourse note issued to the Company for the exercise price of the options. At September 30, 2020, the balance on the note was $272,707 and is included in Other receivables in the condensed consolidated balance sheet.

Change in control: No compensation cost for change in control options has been recorded since performance and market conditions have not been met as of September 30, 2020.

Note 10.	Fair Value Measurements

The Company follows the guidance relating to fair value measurements and disclosures with respect to financial assets and liabilities that are re-measured and reported at fair value each reporting period, and with respect to non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III). A financial asset or liability’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

-	Level I — Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;

-	Level II — Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. Financial asset or liabilities which are included in this category are securities where all significant inputs are observable, either directly or indirectly; and

-	Level III — Prices or valuations that are unobservable and where there is little, if any, market activity for these financial assets or liabilities. The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors. To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Current assets and liabilities are reported at cost, which approximates fair value, as of September 30, 2020.

Note 11.	Related-Party Transactions

Truco Enterprises, LP has a management services agreement with the majority owner of Holdings. Under the terms of the agreement, the Company is required to pay fees plus out-of-pocket expenses in connection with the majority owner performing certain financial and management advisory services. The management services agreement terminates on the earlier of July 1, 2024 or a sale of the Company.

The Company paid $37,568 under this agreement for the nine months ended September 30, 2020, and these amounts are reflected as general and administrative expenses in the accompanying condensed consolidated statement of income. Amounts due under this agreement of $13,286 were included in accrued expenses and other liabilities at September 30, 2020.

12

Truco Holdco Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company made de minimis payments to two portfolio investments of the majority owner of Holdings for tradeshow, rental, and consulting services in the nine months ended September 30, 2020. These amounts are reflected as components of general and administrative expenses in the accompanying condensed consolidated statement of income. At September 30, 2020, $11,627 is due from the portfolio investments for certain travel and payroll related expenses. This amount is recorded as accounts receivable in the accompanying condensed consolidated balance sheet.

In the first quarter of 2018, the majority owner of Holdings created a shared services company as a means for allocating portfolio companies cross functional selling and marketing expenses. The Company paid $16,651 for the nine months ended September 30, 2020, of these shared expenses for consulting, salary, and project related travel. The amounts are reflected primarily as components of general and administrative expense in the accompanying condensed consolidated statement of income.

Note 12.	Defined Contribution Plan

Employees of the Company participate in a group defined contribution 401(k) plan. All full-time employees are eligible to participate on the first plan entry date on the first day of the first full month after hire date and attaining 21 years of age. The Company makes discretionary matching contributions as set by the partners. There were no employer contributions for the nine months ended September 30, 2020.

Note 13.	Major Customers

The Company derived approximately 63% of its net sales from two customers for the nine months ended September 30, 2020. The balances due to the Company from these customers represented approximately 79% of accounts receivable at September 30, 2020.

Note 14.	Commitments and Contingencies

Litigation: The Company may from time to time, be involved in certain legal matters arising within the normal course of business. Management believes the potential liability that may arise from these matters will not materially affect the Company’s financial position, results of operations and/or cash flows.

13

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 14, 2020, the Company filed a Current Report on Form 8-K (the “Original Form 8-K”) reporting, among other items, that the Company caused its subsidiaries, Utz Quality Foods, LLC (“UQF”) and Heron Holding Corporation (“Heron”), to complete the Truco Acquisition (as defined below) and the IP Purchase (as defined below). Defined terms included below have the same meaning as terms defined elsewhere in the Original Form 8-K. Unless the context otherwise requires, the “Company” or “Utz” refers to Utz Brands, Inc., a Delaware corporation.

Introduction

On November 11, 2020, Utz caused its subsidiaries, UQF and Heron, to enter into a Stock Purchase Agreement (the “SPA”) among UQF, Heron, Truco Holdco Inc. (“Truco”) and Truco Holdings LLC (“Truco Seller”). On December 14, 2020, pursuant to the SPA, Utz caused its subsidiary, Heron, to purchase and acquire from Truco Seller all of the issued and outstanding shares of common stock of Truco (the “Truco Acquisition”). In addition, on December 14, 2020, UQF purchased and acquired from OTB Acquisition, LLC (“IP Seller”) certain intellectual property assets (“Purchased IP”) pursuant to an Asset Purchase Agreement, dated November 11, 2020, among UQF, Truco Seller and IP Seller (the “IP Purchase”).

The following unaudited pro forma condensed combined balance sheet as of September 27, 2020 gives effect to the Truco Acquisition and the IP Purchase, both consummated on December 14, 2020, as if they were completed on September 27, 2020. The unaudited pro forma condensed combined statements of operations for the thirty-nine weeks ended September 27, 2020 and the year ended December 29, 2019 give pro forma effect to the Truco Acquisition and the IP Purchase as if they were completed on December 31, 2018, the first day of fiscal year 2019. The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined companies with the Purchased IP would have been had such acquisitions taken place on September 27, 2020, nor is it indicative of the financial condition of the combined companies with the Purchased IP as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the combined company with the Purchased IP would have been had the acquisition taken place on December 31, 2018, nor are they indicative of the results of operations of the combined company with the Purchased IP for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with the following:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;
•	the historical audited financial statements of Truco Holdco Inc. as of, and for the year ended, December 31, 2019;
•	the historical unaudited financial statements of Truco Holdco Inc. as of, and for the nine months ended, September 30, 2020;
•	the historical unaudited financial statements for the predecessor and successor reporting of Utz Brands, Inc. as of, and for the thirty-nine weeks ended, September 27, 2020, included in the Quarterly Report on Form 10-Q filed by Utz with the Securities and Exchange Commission (the “Commission”) on November 5, 2020; and
•	the historical audited financial statements of UM-U Intermediate, LLC (“UM-U”) and Subsidiaries and Affiliates, subsequently renamed Utz Brands Holdings, LLC, the direct parent of UQF, as of, and for the fiscal year ended, December 29, 2019, incorporated into the Current Report on Form 8-K filed with the Commission on September 3, 2020 to the Proxy Statement/Prospectus filed by the Company with the Commission on August 7, 2020.

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Truco Acquisition and the IP Purchase. It has been prepared in accordance with Article 11 of Regulation S-X as amended by the New Rules (as defined below) and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes.

1

On May 20, 2020, the Commission adopted Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses (the “New Rules”). The New Rules amend, among other things, the Commission’s “significance” tests under which a registrant determines whether a business disposition or acquisition is “significant,” thereby requiring the filing of related Rule 3-05 financial information and pro forma financial information. The New Rules are effective January 1, 2021 for transactions consummated on or after such date, but the New Rules permit voluntary early compliance provided that a registrant applies the New Rules in their entirety from the date of early compliance. Utz adopted the New Rules effective as of, and has applied the New Rules in their entirety, as reasonably applied prior to the effective date of the New Rules, from and since, December 14, 2020.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined entity upon completion of the Truco Acquisition and the IP Purchase. The transaction accounting adjustments set forth in the unaudited pro forma condensed combined financial information and described in the notes thereto reflect, among other things, the completion of the Truco Acquisition and the IP Purchase, transaction costs in connection with the Truco Acquisition and the IP Purchase, financing to fund the transactions, and the impact of certain transaction accounting adjustments (and their tax effect at the estimated effective income tax rate applicable to such adjustments).

The pro forma transaction accounting adjustments for the Truco Acquisition were prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of Utz as the accounting acquirer and Truco as the accounting acquiree. The pro forma transaction accounting adjustments for the IP Purchase were prepared based on the IP Purchase being an asset acquisition under the provisions of ASC Subtopic 805-50. The IP Purchase is separately disclosed from the Truco Acquisition in this unaudited pro forma condensed combined financial information, as Truco and the Purchased IP were acquired from two different selling parties that were not under common control and are two separate transactions.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The unaudited pro forma condensed combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the transactions occurred on the dates indicated or the future results that the Company will experience. Utz has not had any historical relationship with Truco Seller or the IP Seller prior to the Truco Acquisition and the IP Purchase. Accordingly, no transaction accounting adjustments were required to eliminate activities between the parties.

The transaction accounting adjustments are based on the information currently available and the assumptions and estimates underlying the transaction accounting adjustments are described in the accompanying notes. Actual results may differ from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

2

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

SEPTEMBER 27, 2020

(amounts in thousands, except for share information)	Utz Brands, Inc. as of 9/27/20	Truco Holdco Inc. as of 9/30/20	Truco Acquisition Transaction Accounting Adjustments	Footnote Reference	IP Purchase Transaction Accounting Adjustments	Footnote Reference	Debt Financing Transaction Accounting Adjustments	Footnote Reference	Combined Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	32,024	875	(403,962)	(a)	(79,013)	(i)	476,520	(j)	19,920
			(5,649)	(b)
			(875)	(c)
Accounts receivable, net	123,236	17,763	-		-		-		140,999
Inventories, net	57,164	3,527	-		-		-		60,691
Prepaid and other assets	8,431	653	(47)	(d)	-		-		9,037
Current portion of notes receivable	5,856	-	-		-		-		5,856
Income taxes receivable	-	269	-		-		-		269
Total current assets	226,711	23,087	(410,533)		(79,013)		476,520		236,772
Goodwill	664,335	38,343	176,179	(d)	-		-		886,139
			7,282	(e)
Intangible assets, net	854,909	43,231	181,769	(d)	79,013	(i)	-		1,158,922
Property, plant, and equipment, net	285,481	499	-		-		-		285,980
Non-current portion of notes receivable	23,125	-	-		-		-		23,125
Other assets	6,918	726	(170)	(d)			-		7,474
Total assets	2,061,479	105,886	(45,473)		-		476,520		2,598,412

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	56,066	6,935	-		-		-		63,001
Accrued expenses	61,789	6,626	(2,262)	(f)	-		-		66,153
Current portion of other notes payable	7,909	-	-		-		-		7,909
Current portion of term debt	740	5,603	(5,603)	(c)	-		-		740
Total current liabilities	126,504	19,164	(7,865)		-		-		137,803
Long-term liabilities:
Non-current portion of term debt	410,711	57,488	(57,488)	(c)			476,520	(j)	705,531
							(181,700)	(j)
Non-current portion of other notes payable	26,186	-	-		-		-		26,186
Non-current portion accrued expenses and other	60,641	-	-		-		-		60,641
Deferred tax liability	22,958	8,066	46,697	(h)	-		-		71,426
			(6,295)	(g)
Total liabilities	647,000	84,718	(24,951)		-		294,820		1,001,587

Commitments and contingencies
Shareholders' Equity:
Shares of Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized; 59,369,050 shares issued and outstanding at September 27, 2020	6	-	-		-		1	(j)	7
Shares of Class V Common Stock, $0.0001 par value; 400,000,000 shares authorized; 61,249,000 shares issued and outstanding at September 27, 2020	6	-	-		-		-		6
Common Stock, 30,000,000 shares authorized; 25,972,368 shares issued and outstanding at September 30, 2020	-	26	(26)	(e)	-		-		-
Additional paid-in capital	479,028	4,912	(4,912)	(e)			181,699	(j)	660,727
(Accumulated deficit) Retained earnings	(10,172)	16,230	(5,649)	(b)	-		-		(9,526)
			(22,155)	(g)
			12,220	(e)
Accumulated other comprehensive income	252	-	-		-		-		252

Total shareholders' equity	469,120	21,168	(20,522)		-		181,700		651,466
Noncontrolling interest	945,359	-	-		-		-		945,359
Total equity	1,414,479	21,168	(20,522)		-		181,700		1,596,825
Total liabilities and equity	2,061,479	105,886	(45,473)		-		476,520		2,598,412

3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THIRTY-NINE WEEKS ENDED
SEPTEMBER 27, 2020

(amounts in thousands, except for share information)	Successor for the period 8/29/20 to 9/27/20	Predecessor for the period 12/30/19 to 8/28/20	Truco Holdco Inc. for the nine-month period ended 9/30/20	Truco Acquisition Transaction Accounting Adjustments	Footnote reference	IP Purchase Transaction Accounting Adjustments	Footnote Reference	Debt Financing Transaction Accounting Adjustments	Footnote reference	Truco Pro Forma	Combined Total
Net sales	79,372	638,662	151,891	-		-		-		151,891	869,925
Cost of goods sold	55,305	411,595	91,169	-		(6,917)	(dd)	-		84,252	551,152
Gross profit	24,067	227,067	60,722	-		6,917		-		67,639	318,773

Selling and administrative expenses
Selling	16,859	131,579	20,067	-		-		-		20,067	168,505
Administrative	8,451	64,050	17,482	9,678	(aa)	(4,188)	(ee)	-		22,972	95,473

Total selling and administrative expenses	25,310	195,629	37,549	9,678		(4,188)		-		43,039	263,978

Gain on sale of assets
Gain on disposal of property, plant and equipment	5	79	-	-		-		-		-	84
Gain on sale of routes, net	59	1,264	-	-		-		-		-	1,323
Total gain on sale of assets	64	1,343	-	-		-		-		-	1,407

(Loss) income from operations	(1,179)	32,781	23,173	(9,678)		11,105		-		24,600	56,202

Other (expense) income
Interest (expense) income	(2,323)	(26,659)	(4,259)	4,259	(cc)	-		(8,562)	(ff)	(8,562)	(37,544)

Other (expense) income	(1,818)	1,271	9	-		-		-		9	(538)
Other (expense) income, net	(4,141)	(25,388)	(4,250)	4,259		-		(8,562)		(8,553)	(38,082)

(Loss) income before taxes	(5,320)	7,393	18,923	(5,419)		11,105		(8,562)		16,047	18,120

Income tax (benefit) expense	(2,889)	3,973	3,703	(3,061)	(gg)	2,848	(gg)	(1,081)	(gg)	2,409	3,493

Net (loss) income	(2,431)	3,420	15,220	(2,358)		8,257		(7,481)		13,638	14,627
Net loss (income) attributable to noncontrolling interest	2,320	-		(9,437)	(hh)	(4,193)	(hh)	4,348	(hh)	(9,282)	(6,962)
Net (loss) income attributable to controlling interest	(111)	3,420	15,220	(11,795)		4,064		(3,133)		4,356	7,665

Other comprehensive income
Interest rate swap	252	(7,463)	-	-		-		-		-	(7,211)
Comprehensive income (loss)	141	(4,043)	15,220	(11,795)		4,064	-	(3,133)		4,356	454

Weighted average shares outstanding - basic and diluted (Note 6)
Basic	59,369,050										59,369,050
Diluted	68,271,930										68,271,930
Loss per Class A share - basic and diluted (Note 6)
Basic	(0.00)										(0.00)
Diluted	(0.00)										(0.00)

4

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED

December 29, 2019

(Amounts in thousands)	Utz Brands Holdings, LLC (Formerly UM-U Intermediate, LLC), for the twelve months ended 12/29/19	Truco Holdco Inc. for the fiscal year ended 12/31/19	Truco Acquisition Transaction Accounting Adjustments	Footnote reference	IP Purchase Transaction Accounting Adjustments	Footnote Reference	Debt Financing Transaction Accounting Adjustments	Footnote Reference	Combined Pro Forma
Net sales	768,228	148,223	-		-		-		916,451
Cost of goods sold	514,430	91,364	-		(6,708)	(dd)	-		599,086
Gross profit	253,798	56,859	-		6,708		-		317,365

Selling and administrative expenses
Selling	163,589	20,858	-		-		-		184,447
Administrative	64,723	22,984	12,774	(aa)	(5,583)	(ee)	-		108,088
			13,190	(bb)					-

Total selling and administrative expenses	228,312	43,842	25,964		(5,583)		-		292,535

Gain on sale of assets
Gain on disposal of property, plant and equipment	6,028	-	-		-		-		6,028
Gain on sale of routes, net	7,232	-	-		-		-		7,232
Total gain on sale of assets	13,260	-	-		-		-		13,260

Income (loss) from operations	38,746	13,017	(25,964)		12,291		-		38,090

Other (expense) income
Interest (expense) income	(48,388)	(7,591)	7,591	(cc)	-		(20,808)	(ff)	(69,196)
Other (expense) income	(576)	(74)	-		-		-		(650)
Other (expense) income, net	(48,964)	(7,665)	7,591		-		(20,808)		(69,846)

(Loss) income before taxes	(10,218)	5,352	(18,373)		12,291		(20,808)		(31,756)

Income tax expense (benefit)	3,146	1,416	(5,068)	(gg)	3,136	(gg)	(2,613)	(gg)	17

Net (loss) income	(13,364)	3,936	(13,305)		9,155		(18,195)		(31,773)
Net (income) loss attributable to noncontrolling interest	(2,808)	-	8,570	(hh)	(4,649)	(hh)	10,566	(hh)	11,679
Net (loss) income attributable to controlling interest	(16,172)	3,936	(4,735)		4,506		(7,629)		(20,094)

Other comprehensive income
Interest rate swap	1,408	-	-		-		-		1,408
Comprehensive (loss) income	(14,764)	3,936	(4,735)		4,506		(7,629)		(18,686)

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Description of the Transactions

Basis of presentation

The unaudited pro forma condensed combined financial information has been prepared assuming the Truco Acquisition is accounted for using the acquisition method of accounting with Utz as the acquiring entity. Under the acquisition method of accounting, Utz’s assets and liabilities will retain their carrying values, and the assets and liabilities of Truco will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill.

The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date by Utz, which was determined to be the accounting acquirer.

ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The basis of presentation for the IP Purchase is based on ASC 805-50 for asset acquisitions. In general, ASC 805-50 requires that the assets acquired be recognized based on their cost to the acquiring entity, which was determined to be Utz, which generally includes the transaction costs of the asset acquisition.

Certain transaction adjustments are reflected in the unaudited pro forma condensed combined financial information for certain debt financing activities that were executed prior to the submission of this filing. Such debt financing activities include (i) the draw down of a senior secured bridge credit facility (the “Bridge Loan”) to finance the close of the two transactions, (ii) Utz’s redemption of certain outstanding warrants to purchase shares of the Company’s Class A Common Stock, of which all the proceeds were used to pay down the Bridge Loan, and (iii) the refinance of Utz’s term loans, of which part of the proceeds were used to pay down the Bridge Loan. The additional tax basis that was created as a result of the redemption of certain warrants by Utz is not reflected in the pro forma financial information. Refer to section “Description of Acquisition” for further discussion of these debt financing activities.

The transaction accounting adjustments represent management’s estimates based on information available as of the date of the filing of the pro forma condensed combined financial information and do not reflect possible adjustments related to restructuring or integration activities between the Company and Truco that have yet to be determined. Unless otherwise noted, the pro forma statements and adjustments are presented in thousands.

In conjunction with the consummation of the Truco Acquisition, Truco has adopted Utz’s accounting policies. As a result of the adoption, there are no significant changes in accounting policies expected and no transaction accounting adjustments related to the alignment of the accounting policies of Utz and Truco are required. Certain balances on Truco’s historical balance sheet and statement of income were reclassified to conform to the Company’s classification and presentation, as further described in Note 2. The combined company has adopted the fiscal year end date of Utz.

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On August 28, 2020, Utz Brands Holdings, LLC (“UBH”) and the Company, previously known as Collier Creek Holdings (“CCH”), a special purpose acquisition company with no commercial operations and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, entered into a business combination. At the closing, CCH domesticated into a Delaware corporation and changed its name to Utz Brands, Inc. and was determined to be the accounting acquirer (the “Successor”). UBH was determined to be the accounting acquiree and reporting predecessor to the Company (the “Predecessor”). A black line separates the Predecessor and Successor financial statements of the Company on the pro forma condensed combined statements of operations for the thirty-nine weeks ended September 27, 2020 to highlight the lack of comparability and change in reporting entities between these two periods. Due to the business combination and the application of fair value adjustments to UBH’s net assets, different bases of accounting have been used to prepare the Predecessor and Successor condensed combined statements of operations for the period from December 30, 2019 to August 28, 2020 and from August 29, 2020 to September 27, 2020, respectively.

The Truco Pro Forma column in the unaudited pro forma condensed combined statement of operations for the thirty-nine weeks ended September 27, 2020 represents the pro forma results of Truco after considering the Truco Acquisition, IP Purchase, and Debt Financing transaction accounting adjustments. The Combined Total column in the same unaudited pro forma condensed combined statement of operations is the combined total of the result of the Company’s Successor period from August 29, 2020 to September 27, 2020, the Company’s Predecessor period from December 30, 2019 to August 28, 2020 and the Truco Pro Forma column. As different bases of accounting have been used to prepare the Predecessor and Successor condensed combined statements of operations, the Combined Total column represents a mathematical addition of those results and does not provide the combined results on a consistent accounting basis.

The ownership retained by the sellers of UBH after the business combination between UBH and CCH is reflected as noncontrolling interest in the consolidated financial statements of Utz after such business combination. The noncontrolling interest ownership of UBH was approximately 50.8% as of September 27, 2020 as reported by Utz in its Quarterly Report on Form 10-Q that was filed with the Commission on November 5, 2020.

Description of Acquisition

On December 14, 2020, pursuant to the SPA, Utz caused Heron to complete the Truco Acquisition pursuant to which Heron purchased from Truco Seller all of the issued and outstanding shares of common stock of Truco. Upon completion of the Truco Acquisition, Truco became a wholly owned subsidiary of Heron. In addition, on December 14, 2020, Utz caused its subsidiary, UQF, to complete the IP Purchase pursuant to which UQF purchased from IP Seller certain IP assets under an Asset Purchase Agreement, dated November 11, 2020, among UQF, Truco Seller and IP Seller. At the closings of each of the Truco Acquisition and the IP Purchase, UQF and Heron paid the aggregate cash purchase price of approximately $404.0 million to the Truco Seller, including payments of approximately $3.0 million for cash on hand at Truco at the closing of the Transactions, less estimated working capital adjustments, subject to customary post-closing adjustments, and approximately $79.0 million to the IP Seller.

On December 14, 2020, UBH entered into a Bridge Credit Agreement with Bank of America, N.A. and other lenders to secure the Bridge Loan, representing $483.8 million of loan proceeds, to finance the transactions. The Bridge Loan will mature on the first anniversary from closing date and will accrue interest at LIBOR plus 425 basis points and will automatically convert into a term loan at its first year anniversary, unless the Bridge Loan is repaid in advance of such anniversary. UBH used cash on hand of $4.8 million to fund the remaining cash needed to execute the transactions.

The table below represents the sources and uses of funds as it relates to the Truco Acquisition and IP Purchase:

Sources and Uses (in thousands)

Sources
Bridge Loan Proceeds (1)	$483,781
Net cash proceeds from Utz balance sheet (2)	4,843
Total Sources	$488,624

Uses
Payment of Truco liabilities (3)	$83,934
IP Purchase (4)	79,013
Proceeds to the Truco Seller (5)	320,028
Utz Transaction Fees (6)	5,649
Total Uses	$488,624

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(1)	Represents the proceeds from the Bridge Loan used for the Truco Acquisition and the IP Purchase.

(2)	Represents the net cash amount used from Utz’s balance sheet to pay transaction fees incurred by Utz in connection with the Truco Acquisition and the IP Purchase.

(3)	Represents the amount used to pay down, in full, Truco’s term loan, accrued royalties, Truco’s outstanding options settlement as a result of the Truco Acquisition, employer portion of payroll taxes, deferred dividend proceeds and severance payments, as required by the SPA.

(4)	Represents the proceeds paid to IP Seller for the IP Purchase, including $1.4 million used to pay certain IP Seller transaction costs.

(5)	Represents the cash consideration paid to the Truco Seller, includes $0.5 million cash escrow in connection with certain post-closing adjustments, $7.5 million of transaction expenses incurred by the Truco Seller as of the closing of the Truco Acquisition and payment for net cash on hand from Truco at the closing of the Truco Acquisition. Transaction fees and expenses incurred by the Truco Seller were deducted from the Truco Seller’s proceeds, and therefore such Truco Seller transaction fees and expenses are not presented as accrued liabilities in the unaudited pro forma condensed combined balance sheet.

(6)	Represents the transaction fees and expenses incurred by Utz and paid in connection with the closing of the Truco Acquisition.

On December 14, 2020, Utz announced the redemption of all of its outstanding warrants to purchase shares of the Company’s Class A Common Stock that were issued under the Warrant Agreement, dated October 4, 2018, as part of the units sold in Collier Creek Holdings’ initial public offering and pursuant to the Forward Purchase Agreements, dated September 7, 2018. Proceeds of $181.7 million from the exercise of such warrants prior to the redemption date with respect to such outstanding warrants were subsequently used to repay a portion of the Bridge Loan.

On January 20, 2021, UBH completed the refinancing of its existing credit facility, which included term loans having an aggregate principal amount of approximately $720.0 million (the “2021 Term Loans”). Part of the proceeds of the 2021 Term Loans was used to repay, in full, the Bridge Loan.

Note 2 – Reclassifications of Truco’s Balance Sheet and Statements of Income

Reclassification adjustments were made to Truco’s balance sheet for the period ended September 30, 2020 and statements of income for the fiscal year ended December 31, 2019 and nine months ended September 30, 2020 to conform to the classification and presentation of the Company’s balance sheet and statements of operations.

On Truco’s balance sheet for the nine months ended September 30, 2020, the other receivables and other assets, net amount of $0.5 million and $0.2 million, respectively, were combined into other assets, net for consistency with the classification on Utz’s balance sheet.

On Truco’s statements of income, the depreciation and amortization expense of $8.4 million and $6.1 million for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively, were reclassified into cost of goods sold and administrative expenses for consistency with the classification of such expenses in Utz’s statements of operations. For the year ended December 31, 2019, $0.6 million was reclassified into cost of goods sold and $7.8 million was reclassified into administrative expenses. For the nine months ended September 30, 2020, $0.4 million was reclassified into cost of goods sold and $5.7 million was reclassified into administrative expenses.

Note 3 — Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and Liabilities of the Truco Acquisition

The table below outlines the initial allocation of the total ASC 805 purchase price of the Truco Acquisition to the identifiable assets and liabilities of Truco acquired by Utz as if the Truco Acquisition was closed on September 27, 2020.

8

Total Purchase Price for Truco	$403,962

Recognized Amounts of Identifiable Assets Acquired and Liabilities
Accounts receivable	17,763
Inventories	3,527
Prepaid and other assets	606
Income taxes receivable	269
Goodwill	221,804
Identifiable intangible assets	225,000
Property, plant and equipment	499
Other assets	556
Accounts payable	(6,935)
Accrued expenses	(4,364)
Deferred tax liabilities	(54,763)
Net assets acquired	$403,962

Intangible Assets. The identifiable intangible assets represent the existing customer relationships of Truco that were valued using a discounted cash flow model using projected sales growth attrition and a useful life of 15 years. Truco’s customer relationship fair value is $225.0 million.

Goodwill. Approximately $221.8 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets. Goodwill represents future economic benefits arising from the Truco Acquisition primarily due to its strong market position and its assembled workforce that are not individually identified and separately recognized as an intangible asset.

Note 4 — Unaudited pro forma condensed combined balance sheet adjustments

The transaction accounting adjustments to the unaudited pro forma condensed combined balance sheet as of September 27, 2020 are as follows:

Truco Acquisition Transaction Accounting Adjustments

(a)	Represents the Truco Seller’s proceeds and funds used to repay Truco’s indebtedness at the closing of the Truco Acquisition.

(b)	Represents transaction costs related to the Truco Acquisition paid by Utz from its existing cash balance as of the closing of such transaction.

(c)	Reflects the extinguishment of Truco’s existing term loan and the adjustment to Truco’s cash balance.

(d)	Reflects the adjustment to record the fair value of certain identifiable intangible assets that were acquired through the Truco Acquisition.

(e)	Represents the close out of the equity of Truco that is adjusted to goodwill.

(f)	Reflects the payment to settle Truco accrued royalties payable in connection with the Truco Acquisition.

(g)	Represents Truco’s outstanding options and Truco Acquisition-related transaction costs incurred by Truco, inclusive of advisory, banking, legal, and accounting fees that would have been settled at the closing of the Truco Acquisition that were not accrued for as of the pro forma balance sheet date. Certain transaction costs are tax deductible and such tax impact has been recorded as a deferred tax asset.

(h)	The Truco Acquisition is a stock acquisition that is a carryover basis transaction for tax purposes. As a result, an adjustment is recorded to reflect applicable deferred tax for the book-tax differences due to the fair value adjustment of certain assets acquired with a corresponding adjustment to goodwill. Refer to Note 3 for the purchase price allocation.

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IP Purchase Transaction Accounting Adjustments

(i)	Represents the adjustments associated with the IP Purchase.

Debt Financing Transaction Accounting Adjustments

(j)	Represents the adjustments for the debt financing described in Note 1. The net increase to debt reflects the $483.7 million Bridge Loan proceeds used by Utz to fund the Truco Acquisition and IP Purchase, less $3.8 million of debt issuance cost of the Bridge Loan, less $181.7 million in proceeds received from the redemption of warrants that was used to settle a portion of the Bridge Loan, and less $3.5 million of financing cost related to the issuing Term Loan.

Note 5 — Unaudited pro forma condensed combined statements of operations adjustments

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the fiscal year ended December 29, 2019 and the thirty-nine week period ended September 27, 2020 are as follows:

Adjustments to income tax expense are reflective of the pro forma adjustments using a pro forma effective tax rate of 25.65% and 25.51% for the thirty-nine weeks ended September 27, 2020 and the fiscal year ended December 29, 2019, respectively. Those income tax expense adjustments are noted as (gg) on the unaudited pro forma condensed combined statements of operations.

Transaction accounting adjustments are reflected to allocate for net income (loss) attributable to noncontrolling interest based on the noncontrolling interest ownership of approximately 50.8% as of September 27, 2020. The allocation is calculated based on the income (loss) before taxes of UBH, before considering the results of Truco, and the net income (loss) of Truco. Those transaction accounting adjustments are noted as (hh) on the unaudited pro forma condensed combined statements of operations.

Truco Acquisition Transaction Accounting Adjustments

(aa)	Represents adjustments for intangible asset amortization as a result of the fair value adjustment of certain identifiable intangible assets that were acquired through the Truco Acquisition.

(bb)	Represents adjustments to account for the $13.1 million in transaction costs that were incurred for the Truco Acquisition but not recorded as of September 27, 2020. The non-recurring transaction costs that are reflected in the unaudited pro forma condensed combined statements of operations are $13.1 million for fiscal 2019. Non-recurring transaction costs that are reflected in the unaudited pro forma condensed combined statements of operations for the thirty-nine week period ended September 27, 2020 are immaterial.

(cc)	Reflects the reversal of interest expense since Truco’s term loans were repaid at the closing of the Truco Acquisition. The transaction accounting adjustments to interest expense as a result of the Bridge Loan and Term Loan is discussed in tickmark (ff).

IP Purchase Transaction Accounting Adjustments

(dd)	Represents the adjustment to eliminate royalty fees, as the OTB license agreement between Truco and the IP Seller was terminated as a result of the IP Purchase.

(ee)	Represents the adjustment to reverse amortization related to the OTB license agreement between Truco and the IP Seller. No amortization is considered for the trademark assets acquired with the IP Purchase as management has determined the Purchased IP to be an indefinite-lived asset.

Debt Financing Transaction Accounting Adjustments

(ff)

To record the interest expense and amortization of debt issuance cost resulting from the Bridge Loan and the subsequent Term Loan that would be used to refinance the Bridge Loan.

The estimated term of the Bridge Loan was three months as Utz expects to fully repay the Bridge Loan using proceeds from the outstanding warrants and the Term Loan. The $3.75 million commitment fees that were paid for the Bridge Loan are fully amortized within the first three months of the fiscal 2019 unaudited pro forma condensed combined statement of operations adjustments.

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The Term Loan will expire in 2027 and the deferred financing fees of $3.5 million associated with the Term Loan used to repay the remaining Bridge Loan would be amortized based on the estimated term of seven years. See below for the finance costs calculation.

Total remaining indebtedness to finance the two transactions, netted with proceeds from warrants

(in thousands)	Total Remaining Indebtedness
Proceeds from Bridge Loan	483,781
Less: Proceeds from Warrants	(181,700)
Remaining indebtedness (i)	302,081

Pro Forma Finance Cost Calculation

(in thousands)	For the year ended December 29, 2019	For the thirty-nine weeks ended September 27, 2020
Interest Rate (ii)	5.52%	3.61%
Interest expense	16,682	8,186
Debt issuance cost amortization (iii)	4,126	376
Pro Forma finance costs	20,808	8,562

(i)	Represents the remaining indebtedness of the Bridge Loan following the warrants redemption that was used to repay a portion of the Bridge Loan. The remaining indebtedness of the Bridge Loan will be repaid, in full, by the Term Loan.

(ii)	The interest rate for the year ended December 29, 2019 and thirty-nine weeks ended September 27, 2020 was determined based on the monthly LIBOR for the relevant period with a spread for the Bridge Loan and Term Loan of 4.25% and 3.00%, respectively. The 5.52% interest rate for December 29, 2019 uses a blended interest rate based on the estimated three-month term of the Bridge Loan and the remaining nine months will use the Term Loan interest rate for the period. For the thirty-nine weeks ended September 27, 2020, 3.61% represents the interest rate determined for the Term Loan for the relevant period.

(iii)	Represents the amortization of deferred financing fees for the Bridge Loan and Term Loan.

Note 6 — Earnings per Share

As the pro forma net income attributable to controlling interest of Truco, the IP Purchase, and associated debt financing activities within the successor period from August 29, 2020 to September 27, 2020 is not readily determinable, no transaction accounting adjustments was made for the earnings per share disclosure on the unaudited pro forma condensed combined statements of operations.

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